Exhibit 17.4

September 12, 2007

Mr. Ephren Taylor Jr.
City Capitol Corporation
256 Seaboard Lane
Frankllin, TN 37067

Dear Mr. Taylor:

I would like to inform you that I am resigning from my position on the board of City Capitol Corporation, effective September 11th.

Thank you for the support and the opportunities you have provided me during the last two years I have served as a board member. I wish you much luck and continued success in your endeavors, if I can be of any assistance during this transition, please let me know. I would be glad to help however I can.

Sincerely,

/s/ Phillip St. James
Phillip St. James